August 15, 2023
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington,

D.C. 20549
Attention: Jimmy McNamara
Re:
Vaxxinity

,

Inc.
Registration Statement on Form S-3
Registration No. 333-273822
Dear Mr. McNamara:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of
the effective date of the Registration Statement on Form S-3 (File

No. 333-273822)

(the “Registration
Statement”) of Vaxxinity

,

Inc. We respectfully request

that the Registration Statement be declared effective as
of 4:00 P.M.

Eastern Time on August 18, 2023, or as soon

as practicable thereafter, or at such other time as our
legal counsel, Davis Polk & Wardwell

LLP,

may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel,
Davis Polk & Wardwell

LLP,

by calling Yasin

Keshvargar at (212)

450-4839.
Very

truly yours,
Vaxxinity

,

Inc.
By: /s/ Mei Mei Hu
Name:

Mei Mei Hu
Title:

Chief Executive Officer